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                            September 24, 2021

       Daniel J. Hennessy
       Chairman and Chief Executive Officer
       Hennessy Capital Investment Corp. VI
       3415 N. Pines Way, Suite 204
       Wilson, Wyoming 83014

                                                        Re: Hennessy Capital
Investment Corp. VI
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed September 22,
2021
                                                            File No. 333-
254062

       Dear Mr. Hennessy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1 filed September 22, 2021

       Dilution, page 72

   1. We note that your pro forma net tangible book value at June 30, 2021 would have been a deficit of
$(30,677,000). Please reconcile this with your statement on page 70 that you cannot redeem public
shares in an amount that would cause your net tangible assets to be less than $5,000,001.
 Daniel J. Hennessy
FirstName  LastNameDaniel
                  InvestmentJ.Corp.
                               Hennessy
Hennessy Capital                    VI
Comapany 24,
September  NameHennessy
               2021        Capital Investment Corp. VI
September
Page 2     24, 2021 Page 2
FirstName LastName
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James,
Senior Adviser, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Michael P. Heinz